Exhibit 99.5

**JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)**

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: December 18, 2025   LPE MIDDLE EAST LIMITED

                                                By: /s/ Alexander Hillback
                                                Name: Alexander Hillback
                                                Title: Director

Date: December 18, 2025   L1TS (CYPRUS) LTD

                                                By: /s/ Neil Toyer
                                                Name: Neil Toyer
                                                Title: Director

Date: December 18, 2025   LETTERONE INVESTMENT HOLDINGS S.A.

                                                By: /s/ Barry O'Dwyer
                                                Name: Barry O'Dwyer
                                                Title: Authorised Signatory